UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number      000-29225
DOBSON COMMUNICATIONS CORPORATION

(Exact name of registrant as specified in its charter)
5565 Glenridge Connector
Atlanta, Georgia 30342
(404) 236-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
See Appendix A

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:      See Appendix B
     Pursuant to the requirements of the Securities Exchange Act of 1934, Dobson Communications Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 16, 2008	DOBSON COMMUNICATIONS CORPORATION

		By:	/s/ PAULA M. ANDERSON

		Name:	Paula M. Anderson
		Title:	Counsel
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Appendix A
Senior Floating Rate Notes due 2012
8 7/8% Senior Notes due 2013
Guarantees of the 8 3/8% First Priority Senior Secured Notes due 2011
Guarantees of the 8 3/8% Series B First Priority Senior Secured Notes due 2011
Guarantees of the 9 7/8% Second Priority Senior Secured Notes due 2012
1.50% Senior Convertible Debentures Due 2025
Class A Common Stock, par value $0.001
Class B Common Stock, par value $0.001
Series F Convertible Preferred Stock, par value $1.00

Appendix B
Senior Floating Rate Notes due 2012 — None
8 7/8% Senior Notes due 2013 — None
Guarantees of the 8 3/8% First Priority Senior Secured Notes due 2011 — None
Guarantees of the 8 3/8% Series B First Priority Senior Secured Notes due 2011 — None
Guarantees of the 9 7/8% Second Priority Senior Secured Notes due 2012 — None
1.50% Senior Convertible Debentures Due 2025 — None
Class A Common Stock, par value $0.001 — 1 holder
Class B Common Stock, par value $0.001 — 1 holder
Series F Convertible Preferred Stock, par value $1.00 — None